FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

For

Kurve Therapeutics, Inc.

A Delaware Corporation

I.R.S EIN: 844518903

Kurve Therapeutics, Inc.

16825 48th Ave West, Suite 434

Lynnwood, WA 98037

Phone: (425) 640-9249

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2022 through June 30, 2022. The following balance sheets were prepared by the Company.

Kurve Therapeutics, Inc. is a privately-held entity organized in November 2019 in the State of Delaware and registered as a foreign corporation in the State of Washington. On March 8, 2022 Kurve Therapeutics purchased all of the significant assets and operations of Kurve Technology, Inc., the predecessor to Kurve Therapeutics. See “Description of the Business” above for a detailed discussion of the Merger.

Description of the Business

In November 2021, the Company entered into a promissory note agreement with Savile Therapeutics, Inc. (“Savile”), a related party through common ownership. The promissory note allows for borrowings of up to $405,000, bears interest at an annual rate of 10% and is due and payable on November 1, 2022. As of December 31, 2021, $15,000 had been loaned to Savile. In January 2022, the Company disbursed an additional $390,000 to Savile. Savile made an offer to purchase Kurve Technology, which is under the direction of a General Receiver per revised

Code of Washington (State), Chapter 7.60. The Receiver accepted Savile’s offer. Savile’s offer was to purchase Kurve Technology’s assets for $5,000,000, and made a deposit of $405,000 with the Receiver. The balance of the purchase price is a note payable accruing interest at 5% per annum and due in full on or before two years from the date of the closing. Savile also agrees to pay a royalty of 5% of gross revenue to the Receiver for distribution to the stockholders of Kurve Technology for the first five years following the sale of its first product.

On March 25, 2022 Savile and Kurve Therapeutics agreed to merge and completed the merger. Kurve Therapeutics assumed the Savile note to Kurve Technology. As such, Kurve Therapeutics carries an asset of $5,013,394 for the acquired patents, and a Note Payable to Kurve Technology for $4,600,000.

Components of Results of Operations

The following discussion of the financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Offering Statement. The following discussion contains forward-looking statements that reflect the Company’s plans, estimates and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Revenue/Net Loss from Operating Activities

Kurve Therapeutics, Inc. is, and has been, solely focused on Central Nervous System and Neurodegenerative Diseases. As of the date of this Form 1-A, the Company has had Revenues but has never been profitable on an annual basis.

The Revenues for Kurve Therapeutics, Inc. were generated through the sale of ViaNase to clinical trial partners.

In the six months ending June 30, 2022 the Company had a Net loss of $76,696. In six months ending June 30, 2021 the Company had a Net profit of $23,101. The reason for the decrease from a Net profit to a Net loss was due to increased Revenue resulting from the sale of products to clinical trial partners concurrent offset by increased operating costs of research and development and related costs tangential to the Reg A+ offering. The reason for the revenue in 2022 versus 2021 is increase in sales to clinical partners and the sales of devices to individual patients under the compassionate use program*.

*When a doctor prescribes the CPD technology devices prior to authorization by the FDA under the 510(k) or De Novo Authorization.

Prior to delivery of the Products (ViaNase or Intrulin) to customers, Kurve Therapeutics receives full payment from clinical partners and sales of devices to individual patients under the compassionate use program. As of December 31, 2021 a clinical partner paid in full for the devices needed for their trial, but the devices were not been shipped until February 2022. The amounts collected prior to shipping were classified as Deferred Revenue in 2021, and Revenue in 2022.

Operating Expenses

Kurve Therapeutics, Inc. classifies its operating expenses as wages & benefits, sales & marketing, research & development, office expenses, bad debt expense, conferences, travel & entertainment, professional fees, and computer expenses. In the six months ending June 30, 2022 the Company had operating expenses totaling $243,260. In six months ending June 30, 2021 the Company had operating expenses totaling $26,899. This represents an increase in operating expenses of $216,361 or 905%. The reason for this increase is due to higher Salaries & Wages and Sales & Marketing costs, offset by reduced research & development costs.

Research and Development Expense

Prior to the Merger, Kurve Therapeutics, Inc.’s research and development efforts for FY2020 and FY2021 were focused on improved device design, device optimization, and increasing access to the brain through the olfactory region and trigeminal nerve.

In the first six months of FY2022 Kurve Therapeutics, Inc. spent $87,923 on research and development expenses. In the first six months of FY2021 Kurve Therapeutics, Inc. spent nothing on research and development expenses.

The Company anticipates that it will increase these expenses significantly upon a successful Offering as the Company will begin Phase II and Phase III human clinical trials (see “Use of Proceeds” above).

Wages and benefits

In the first six months of FY2022, Kurve Therapeutics, Inc. spent $52,216 on wages and benefit expenses. In the first six months of FY2021, Kurve Therapeutics, Inc. spent $25,682 on wages and benefit expenses. The increase presents six full months of compensation in 2022 versus only three months in 2021.

Due to Shareholders

Kurve Therapeutics, Inc.

On January 1, 2020, 50,189,694 Shares of Kurve Therapeutics, Inc. Common Stock were outstanding, with a total balance Due to Shareholders of $80,725. These shares were issued as Founders’ Shares. All of these shares were issued to Marc Giroux, Tom McDowell, Glenn Cornett, and William Shankle. Issuer had to increase its number of authorized Shares before it could issue all of the Shares to Marc Giroux, Glen Cornett, and William Shankle. Tom McDowell received his Shares pursuant to the Merger.

On December 31, 2020 50,284,117 Shares of Kurve Therapeutics, Inc. Common Stock were outstanding, with a total balance Due to Shareholders of $49,275. This represents an increase of 94,423 Shares. The reason for this increase was due to the sale of shares to investors at prices starting at $1.25 per share, increasing to $2.08 per share.

On December 31, 2021 50,308,155 Shares of Kurve Therapeutics, Inc. Common Stock were outstanding, with a total balance Due to Shareholders of $33,848. This represents an increase of 24,038 Shares. The reason for this increase was due to the sale of shares to investors at $2.08 per share.

Liquidity and Capital Resources

As of June 30, 2022, Kurve Therapeutics, Inc. had cash reserves of $37,555, Total Assets of $5,070,351. As of June 30, 2021 Kurve Therapeutics, Inc. had Cash of $12,623, total assets of $105,849. This represents an increase in $24,932 (or 198%) in cash and $553,548 (or 636.07%) in total assets.

As of June 30, 2022, Kurve Therapeutics, Inc. had cash reserves of $373,804, Total Assets of $640,574. On December 31, 2020, Kurve Therapeutics, Inc. had Cash of $46,300, total assets of $87,026. This represents an increase in $24,932 (or 198%) in cash and $4,964,502 (4,690%) in total assets.

The Company has financed its operations primarily through the sale of Products to clinical partners, sales of Common Shares to investors and the sale of convertible debt to lenders.

The Company will have additional capital requirements during fiscal year 2022 to conduct the human clinical testing and execute the other anticipated uses of the Proceeds (see “Use of Proceeds” above). Therefore, the Company will attempt to raise additional capital through the sale of its securities in this Offering. The Company’s Offering is for a maximum of 8,620,689 Shares of its Common Stock at price of $5.80 per share, with potential aggregate gross Proceeds of $50,000,000.

There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.

Item 2. Other Information

Kurve Therapeutics, Inc. (the “Company”) is a successor entity to two former entities, Savile Therapeutics, Inc. and Kurve Technology, Inc.

Kurve Technology was the original operational company which developed the Company’s Products. In January 2017, an investor in Kurve Technology, Inc. (who owned a significant portion) of Kurve Technology died. The beneficiaries of this person’s estate intended to divest their portion of Kurve Technology, Inc. along with several other investments (with other unrelated companies) held within the deceased investor’s estate. Management decided that a State of Washington receivership proceeding was the best strategy for handling the redemption of the equity portion in question.

Management executed the receivership process for Kurve Technology, Inc. to resolve the issue with the estate beneficiaries. The various processes as described within this sub-section will hereinafter be collectively referred to as the “Receivership”. Marc Giroux, as majority shareholder in Kurve Technology, Inc. and Kurve Theraputics, Inc. was named as a party in the Receivership as a procedural matter.

On February 22, 2022 the Receivership court accepted the plan put in place between Kurve Technology, Inc. and the receiver Resource Transition Consultants, LLC (the “Receiver”). The Court issued an “ORDER APPROVING GENERAL RECEIVER’S MOTION TO SELL ASSETS FREE AND CLEAR” (the “Order”) whereby the court found that the assignment of the Assets described transaction to Savile Therapeutics, Inc. (as described below) was “in the best interests of the estate”. The Order is i ncluded with the Issuer’s initial Form 1-A filing on May 27, 2022 as Exhibit 16A.

On March 8, 2022 the assets from Kurve Technology, Inc. were transferred, via the Receiver to Savile Therapeutics, Inc. (“Savile”). Savile was an affiliate of the Company, owned in full by Tom McDowell. Savile had no operating history. The only function of Savile was to exist as a transitory entity into which the assets from the receivership could be held. As part of this transaction, Savile issued a $4,600,000 promissory note with the receiver as the holder.

On March 25, 2022 the Company, Kurve Therapeutics, Inc. executed and filed a Certificate of Merger with the State of Delaware, in which Savile was merged with the Company with the Company being the surviving corporation. Through this merger, the Company received all of Savile’s assets and liabilities. The documents affecting these transactions are i ncluded with the Issuer’s initial Form 1-A filing on May 27, 2022 as Exhibit 16B.

[FINANCIALS UNAUDITED]

Kurve Therapeutics, Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income / (loss)	$(76,696)	$23,101
Adjustments to reconcile net loss
Accounts receivable	(17,352)	(50,000)
Prepaid expenses	251,770	—
Deferred revenue	(52,500)	—
Due to / (from) related party	(18,395)	—
Accounts payable and accrued expenses	64,554	(6,328)

Net cash used by operating activities	151,381	(33,227)

CASH FLOWS FROM INVESTING ACTIVITIES:
Patents	(5,013,394)	(450)
Loan to Savile Therapeutics	15,000	—
Loan from related party	4,600,000	—

Net cash used by investing activities	(398,394)	(450)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capitalized costs for RegA+	(406,241)	—
Notes payable	317,000	—

Net cash provided by financing activities	(89,241)	—

NET CHANGE IN CASH	(336,254)	(33,677)

Cash at beginning of period	373,809	46,300
Cash at end of period	$37,555	$12,623

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during year for interest	$—	$—
Cash paid during year for income taxes	$—	$—

Kurve Therapeutics, Inc.

Balance Sheets

As of June 30, 2022 and 2021

		2022	2021
	ASSETS
Current assets:
Cash		$37,555	$12,623
Accounts receivable		19,4025	55,871
Due from related party		—	36,905
Total current assets		56,9571	105,399

Intangible assets:
Patents, net		5,013,394	450
Total intangible assets		5,013,394	450

TOTAL ASSETS		$5,070,351	$105,849
	LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$57,593	$2,165
Accrued expenses		46,093	3,008
Convertible notes payable		824,500	—
Deferred revenue	—	—	26,250
Total current liabilities		928,186	31,423

Long term liabilities:
Note to related party		4,600,000	—

TOTAL LIABILITIES		5,528,186	31,423

Stockholders’ equity:
Preferred stock; $0.001 par value; 1,000,000 shares authorized, and no shares issued and outstanding		—	—
Common stock; $0.001 par value; 74,000,000 shares authorized, and 50,189,694 founder shares issued and outstanding, and 118,461 and 94,423 shares issued and outstanding, respectively		118	94
Additional paid-in capital		(226,359)	129,906
Accumulated deficit		(231,594)	(55,574)
TOTAL STOCKHOLDERS’ EQUITY		(457,835)	74,426

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$5,070,351	$105,849

Kurve Therapeutics, Inc.

Statements of Change in Stockholders’ Equity

For the Six Months Ended June 30, 2022 and 2021

	Preferred Stock	Preferred Stock	Common Stock	Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
January 1, 2021	—	$—	50,284,117	$94	$129,906	$(80,725)	$49,275
Issuance of common stock – founders’ shares	—	—	—	—	—	—	—

Costs of Reg A+ to APIC	—	—	—	—	—	2,050	2,050

Net loss	—	—	—	—	—	23,101	23,101

June 30, 2021	—	—	50,284,117	94	129,906	(55,574)	74,426

January 1, 2022		$—	50,308,155	$118	$179,882	$(146,152)	$33,848
Issuance of common stock – founders’ shares

Costs of Reg A+ to APIC	—	—	—	—	(406,241)	(8,746)	(414,987)

Net loss		—		—	—	(76,696)	(76,696)

June 30, 2022	—	$—	50,308,155	$118	$(226,359)	$(231,594)	$(457,835)

Kurve Therapeutics, Inc.

Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	2022	2021
REVENUE	$132,552	$50,000
		0
OPERATING EXPENSES:
Salaries	52,516	25,682
Sales & marketing	20,937	—
Research & development	87,923	—
Office	82,184	1,217
Total operating expenses	243,260	26,899

Net operating income / (loss)	(110,708)	23,101

OTHER EXPENSES:
Other income	70,895	—
Interest expense	(36,883)	—

NET LOSS	$(76,696)	$23,101

Note A – Nature of Business

Kurve Therapeutics, Inc. (the “Company”) is a private company incorporated in the state of Delaware. The Company is developing disease-modifying drugs with demonstrated clinical efficacy in cognitive aging, neurodegenerative diseases and related disorders, and develops nasal drug delivery devices.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The Company reports the results of its operations using the accrual method of accounting for financial statement purposes. Under this method, income is recognized when earned and expenses are deducted when incurred. The accounting policies of the Company are in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has identified the following new accounting standard that it believes merits further discussion.

Recent Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from U.S. GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021. Management is evaluating the impact of this ASU on the Company’s financial reporting.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Cash

The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. The Company does not believe it is exposed to significant risk. At June 30, 2022 there were no cash equivalents.

Convertible Notes Payable

The Company evaluates all conversion and redemption features contained in a debt instrument to determine if there are any embedded features that require bifurcation as a derivative or separation as a beneficial conversion feature. Based on management’s review of the convertible notes, no bifurcation of the embedded features was considered necessary as of June 30, 2022.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with ASC 606 which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

All payments for medical devices are due prior to shipment of the product.

Costs of goods sold include all direct materials related to contract performance. General and administrative costs are charged to expense as incurred.

Research & Development

The Company expenses product testing and research & development costs as incurred. Research and development costs are primarily composed of clinical trial costs, manufacturing costs for both clinical and pre-clinical materials as well as other contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, Research and Development.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of June 30, 2022. The Company’s 2020 and 2021 tax years are open for examination for federal and state taxing authorities.

Fair Value Measurements

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short terms to maturity of these instruments. The carrying value of the note receivable – related party and notes payable would not differ significantly if recalculated based on current interest rates. No financial instruments are held for trading purposes.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. At June 30, 2022, the Company had a negative working capital of approximately $871,000. Additionally, for the year ended December 31, 2021 the Company incurred a net loss of approximately $65,000. These matters raise doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing.

Management plans to sell shares of common stock through private and public offerings. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Note Receivable – Related Party

In November 2021, the Company entered into a promissory note agreement with Savile Therapeutics, Inc. (“Savile”), a related party through common ownership. The promissory note allows for borrowings of up to $405,000, bears interest at an annual rate of 10% and is due and payable on November 1, 2022. As of December 31, 2021, $15,000 had been loaned to Savile. In January 2022, the Company disbursed an additional $390,000 to Savile. Savile made an offer to purchase Kurve Technology, which is under the direction of a General Receiver per revised Code of Washington (State), Chapter 7.60. The Receiver accepted Savile’s offer. Savile’s offer was to purchase Kurve Technology’s assets for $5,000,000, and made a deposit of $405,000 with the Receiver. The balance of the purchase price is a note payable accruing interest at 5% per annum and due in full on or before two years from the date of the closing. Savile also agrees to pay a royalty of 5% of gross revenue to the Receiver for distribution to the stockholders of Kurve Technology for the first five years following the sale of its first product.

On March 25, 2022 Savile and Kurve Therapeutics agreed to merge and have completed the merger. Kurve Therapeutics assumed the Savile note to Kurve Technology. As such, Kurve Therapeutics carries an asset of $5,013,394 for the acquired patents, and a Note Payable to Kurve Technology for $4,600,000.

Note E – Convertible Notes Payable

During September 2021 through January 2022, the Company entered into various convertible promissory note agreements with various holders. The note agreements range from $5,000 - $140,000, bear interest at 10% are due and payable between September 2022 and January 2023. The notes payable provide a conversion option at the sole discretion of the holder to convert the unpaid principal balance, plus accrued interest for common stock at a purchase price of $2.08 per share.

Note F – Related Party Transactions

Kurve Technology has completed two studies through Phase 2 including; Mild Cognitive Impairment (“MCI”) in Alzheimer’s (Wake Forest) and MCI in Diabetes (Harvard Medical School). Results of these studies have been presented at the meeting of the Alzheimer’s Association and America Diabetes Association. In addition, Kurve Technology has developed technology to successfully deliver drugs from the nose to the brain for central nervous system disorders at any level.

The Company acts as an agent for the sale of medical devices developed and manufactured by Kurve Technology. The Company earns a 35% commission on all medical devices for contracts that it secures. As of December 31, 2021, the Company has completed agreements and commenced clinical testing with nine organizations. As of December 31, 2021, there was a net due to Kurve Technology of $18,395. As of December 31, 2020, there was a net due from Kurve Technology of $36,905.

Note G – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the year ended December 31, 2021 since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company’s deferred tax assets (liabilities) as of December 31:

2021
Net operating loss carryforward	$26,104
Valuation allowance	(26,104)
Net deferred tax asset	$—

The entire balance of the deferred tax asset has been offset by a valuation allowance since the utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2021.

At December 31, 2021, the Company had federal net operating loss carryforwards of approximately $116,000. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company’s federal and state blended tax rate was 21% for the year ended December 31, 2021.

Note H – Stock Warrants

The Company issued warrants for the purchase of 80,000 shares of common stock at an exercise price of $1.25 per share. The warrants are fully vested and expire between December 8, 2029 and January 3, 2030. During the six months ended June 30, 2022 and the year ended December 31, 2021, no warrants were exercised.

Note I – Subsequent Events

In preparing the accompanying financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 28, 2022, the date the financial statements were available to be issued. Management has determined that all subsequent events have been properly disclosed.

EXHIBITS

Exhibit Index

Exhibit 2A: Amended and Restated Certificate of Incorporation for Kurve Therapeutics, Inc.

Exhibit 2B: Bylaws

Exhibit 4: Subscription Agreement

Exhibit 6: Convertible Notes

Exhibit 8: Escrow Agreement

Exhibit 11: Written Expert Consent Letter of Assurance Dimensions

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statements to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lynnwood, WA on September 27, 2022.

ISSUER COMPANY LEGAL NAME AND ADDRESS:

Kurve Therapeutics, Inc.

16825 48th Ave West, Suite 434

Lynnwood, WA 98037

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

s/ Marc Giroux

Director, CEO of Kurve Therapeutics, Inc.

Date: September 27, 2022

Location Signed: Lynnwood, WA

s/ Tom McDowell

Director, COO of Kurve Therapeutics, Inc.

Date: September 27, 2022

Location Signed: Lynnwood, WA